Filed Pursuant to Rule 424(b)(3)
Registration No. 333-130945

GRUBB & ELLIS APARTMENT REIT, INC.

SUPPLEMENT NO. 1 DATED JANUARY 4, 2008
TO THE PROSPECTUS DATED DECEMBER 19, 2007

This document supplements, and should be read in conjunction with, our prospectus dated December 19, 2007, relating to our offering of 105,000,000 shares of common stock. The purpose of this Supplement No. 1 is to disclose:

•	the status of our initial public offering;

•	our recent acquisition of The Myrtles at Olde Towne in Portsmouth, Virginia; and

•	our recent acquisition of The Heights at Olde Towne in Portsmouth, Virginia.

Status of Our Initial Public Offering

As of December 21, 2007, we had received and accepted subscriptions in this offering for 8,218,658 shares of our common stock, or $82,098,000, excluding shares issued under our distribution reinvestment plan.

Acquisition of The Myrtles at Olde Towne

On December 21, 2007, we purchased The Myrtles at Olde Towne, or the Myrtles property, for a purchase price of $36,000,000, plus closing costs, from an unaffiliated third party. The Myrtles property is a 246-unit garden-style apartment property located in Portsmouth, Virginia. We purchased the fee interest in the property through our subsidiary, G&E Apartment REIT The Myrtles at Olde Towne, LLC, or the Myrtles subsidiary.

Financing and Fees

We financed the purchase price of the Myrtles property through a secured loan of $21,000,000 from Federal Home Loan Mortgage Corporation, or Freddie Mac; $6,788,000 in borrowings under a $10,000,000 loan we obtained from Wachovia Bank, National Association, or Wachovia, as disclosed in our prospectus, or the Wachovia loan; $6,792,000 from a $10,000,000 unsecured loan from NNN Realty Advisors, Inc., or NNN Realty Advisors, a wholly owned subsidiary of our sponsor; and from funds raised through this offering. We paid an acquisition fee of $1,080,000, or 3.0% of the purchase price, to our advisor and its affiliate.

On December 21, 2007, we, through the Myrtles subsidiary, entered into a secured loan, or the Myrtles loan, with Freddie Mac. The Myrtles loan is evidenced by a promissory note, or the Myrtles note, and is secured by both a Multifamily Deed of Trust, Assignment of Rents and Security Agreement and Fixture Filing, conveying the Myrtles property and granting a security interest in its fixtures and personal property, as well as a guaranty executed by us as the guarantor of the Myrtles loan. The Myrtles loan includes a fixed rate period as well as a potential extension period. During the fixed rate period, the loan bears interest at a fixed rate of 5.79% and has an initial maturity date of January 1, 2018. Upon the initial maturity date, if the secured loan is not in default, an extension period automatically becomes effective for an additional 12-month period. During the extension period, the loan bears interest at an adjustable interest rate. The loan provides for the following payments: (a) during the fixed rate period, monthly interest payments of $3,232.75 beginning on February 1, 2008 and continuing and including the monthly installment due on January 1, 2013, due the first of each month; (b) during the fixed rate period, monthly principal and interest payments of $117,809.39 beginning on February 1, 2013 and continuing and including the monthly installment due on January 1, 2018, due on the first of each month; and (c) during the extension period, monthly principal and interest payments calculated as provided in Section 3(f) of the Myrtles note from February 1, 2018 through January 1, 2019.

During the fixed rate period, the loan provides for a default interest rate equal to the lesser of: (a) 9.79% per annum; or (b) the maximum rate permitted by applicable law. During the extension period, the loan provides for a default rate equal to the lesser of: (a) 4.0% above the adjustable interest rate; or (b) the maximum rate permitted by applicable law. If any monthly payment is not received in full by the lender (1) during the fixed rate period, within ten days after the payment or other amount is due, or (2) during the extension period, within five days after the payment or other amount is due, the borrower shall pay a late charge equal to 5.0% of such payment or other amount due. The loan is subject to a prepayment premium in the event any prepayment is made before January 1, 2018. In the event of prepayment, the prepayment premium to be paid shall be the greater of: (a) 1.0% of the amount of principal being prepaid; or (b) an amount calculated pursuant to the formula defined in section 10(e)(B) of the Myrtles note.

On December 21, 2007, we executed a First Amendment to and Waiver of Loan Agreement with Wachovia, and Grubb & Ellis Apartment REIT Holdings, L.P., or our operating partnership, entered into a First Amended and Restated Pledge Agreement with Wachovia to pledge its interest in the Myrtles subsidiary in connection with the $6,788,000 in borrowings under the Wachovia loan.

On December 21, 2007, in connection with our acquisition of the Myrtles property and the Heights property, as described below, we, through our operating partnership, entered into an unsecured loan with NNN Realty Advisors, or the unsecured loan, as evidenced by an unsecured promissory note in the principal amount of $10,000,000, or the unsecured note. The unsecured note matures on June 20, 2008. The unsecured note bears interest at a fixed rate of 7.46% per annum and requires monthly interest-only payments beginning on January 1, 2008 for the term of the unsecured note. The unsecured note also provides for a default interest rate of 9.46% per annum. The loan proceeds were applied as follows: $3,208,000 towards the acquisition of the Heights property and $6,792,000 towards the acquisition of the Myrtles property. Since NNN Realty Advisors is a wholly owned subsidiary of our sponsor, this loan is deemed a related party loan. Therefore, the terms of the unsecured loan and the unsecured note were approved by a majority of our directors, including a majority of our independent directors, and deemed fair, competitive and commercially reasonable by our directors.

Description of the Property

The Myrtles property is a garden-style apartment community which consists of six three-story residential buildings, as well as a clubhouse containing a movie theater and business center, on 10.1 acres in Portsmouth, Virginia. Construction of the property was completed in 2005. The property contains approximately 222,000 rentable square feet and the average unit size is 901 square feet. The property contains 108 one-bedroom, one-bathroom units (751 square feet), 36 one-bedroom, one-bathroom units (811 square feet), 12 one-bedroom, one-bathroom with den units, 54 two-bedroom, two-bathroom units (1,095 square feet) and 36 two-bedroom, two-bathroom units (1,137 square feet). As of November 2007, the property had an average rent of $1,172 per unit. The leased space is residential with leases generally ranging from an initial term of six to 12 months. As of November 2007, the Myrtles property was approximately 89.4% leased. Although there are no immediate plans to increase rents at the property, we will opportunistically increase rents in the future.

The buildings are wood-framed with exteriors consisting of brick and hardiplank siding. All buildings have pitched roofs with composition shingles and ridge vents. The property has a parking ratio of 1.7 spaces per unit. 72 of its 413 parking spaces are in garages that rent for $125 a month. Additional property amenities include controlled access, a swimming pool with fountain, a billiards room with a wet bar, a movie theatre, a clubhouse, a business center and a fitness center. All units have full size washer/dryer connections.

Interior features include built-in surround sound speakers, track lighting, breakfast bars in select units, walk-in closets, nine-foot ceilings and microwave ovens. All apartment units have either an exterior balcony or a patio. Electricity, cable and Internet are all paid by resident. The property bills residents for their water/sewer usage.

Portsmouth, Virginia is a submarket of the Hamptons Road MSA, with a population of 1,660,000, which includes Chesapeake, Hampton, York, Newport News, Norfolk, Williamsburg, Portsmouth, Suffolk and Virginia Beach. Portsmouth has a population of approximately 101,000. The military and government comprise approximately 21% of the employment market in the Hamptons Road MSA. The unemployment rate in the Hamptons Road MSA is 3.0%, while the average household income is $96,183. In the Portsmouth submarket, three of the top six employers are a division of the military, including the Norfolk Naval Shipyard and Naval Medical Center, Portsmouth. A number of new development projects are planned in Portsmouth, including a $158 million mixed-use development on six acres.

According to REIS, Inc., a provider of research on commercial real estate markets throughout the nation and information at the metro, submarket and property level, Hampton Roads had a residential vacancy rate of 3.8% in the third quarter of 2007, the same as in the third quarter of 2006. As of the third quarter of 2007, the overall average rent was $824, reflecting a 4.4% increase over the year-ago average rent of $789. According to REIS, Inc., the Portsmouth/Suffolk submarket had a residential vacancy rate of 3.6% in the third quarter of 2007 versus 3.8% in the third quarter of 2006. As of the third quarter of 2007, the overall average rent was $729, reflecting a 3.7% increase over the year-ago average rent of $703.

The Myrtles property generally competes with five other similar residential properties: Cosmopolitan, Empirian Chesapeake, Banyon Grove at Towne Square, Heritage at Freemason Harbour and Bristol at Ghent. All of these properties have similar amenities to those found at the Myrtles property. In order to compete with these properties, management will continue to maintain the Myrtles property to the highest physical standards, actively market the property and focus on maintaining high levels of customer service. We anticipate that this strategy, along with the strong demand for housing, should keep the Myrtles property competitive in the market.

NNN Residential Management, Inc., or Residential Management, an affiliate of our advisor, serves as manager of the Myrtles property. We pay Residential Management up to 4.0% of the monthly gross cash receipts generated by the Myrtles property.

We currently have no plans for renovating, developing or expanding the Myrtles property. In the opinion of management, the property is adequately covered by insurance. We obtained a Phase I environmental survey and are generally satisfied with the environmental status of the property. We also obtained a Property Condition Report and are generally satisfied with its conclusions.

For federal income tax purposes, the depreciable basis in the Myrtles property will be approximately $33.6 million. We calculate depreciation for income tax purposes using the straight line method. We depreciate buildings and land improvements based upon estimated useful lives of 27.5 and 15 years, respectively. Real estate taxes on the property for 2006 were approximately $295,000 at a rate of 1.36%.

Acquisition of The Heights at Olde Towne

On December 21, 2007, we purchased The Heights at Olde Towne, or the Heights property, for a purchase price of $17,000,000, plus closing costs, from an unaffiliated third party. The Heights property is a 148-unit, high-rise apartment property also located in Portsmouth, Virginia. We purchased the fee interest in the property through our subsidiary, G&E Apartment REIT The Heights at Olde Towne, LLC, or the Heights subsidiary.

Financing and Fees

We financed the purchase price of the Heights property through a secured loan of $10,475,000 from Freddie Mac; $3,025,000 in borrowings under the Wachovia loan; $3,208,000 from the $10,000,000 unsecured loan from NNN Realty Advisors, as described above; and from funds raised through this offering. We paid an acquisition fee of $510,000, or 3.0% of the purchase price, to our advisor and its affiliate.

On December 21, 2007, we, through the Heights subsidiary, entered into a secured loan, or the Heights loan, with Freddie Mac. The Heights loan is evidenced by a promissory note, or the Heights note, and is secured by both a Multifamily Deed of Trust, Assignment of Rents and Security Agreement and Fixture Filing, conveying the Heights property and granting a security interest in its fixtures and personal property, as well as a guaranty executed by us as the guarantor of the Heights loan. The Heights loan includes a fixed rate period as well as a potential extension period. During the fixed rate period, the loan bears interest at a fixed rate of 5.79% and has an initial maturity date of January 1, 2018. Upon the initial maturity date, if the secured loan is not in default, an extension period automatically becomes effective for an additional 12-month period. During the extension period, the loan bears interest at an adjustable interest rate. The loan provides for the following payments: (a) during the fixed rate period, monthly interest payments of $1,684.73 beginning on February 1, 2008 and continuing and including the monthly installment due on January 1, 2013, due the first of each month; (b) during the fixed rate period, monthly principal and interest payments of $61,395.69 beginning on February 1, 2013 and continuing and including the monthly installment due on January 1, 2018, due on the first of each month; and (c) during the extension period, monthly principal and interest payments calculated as provided in Section 3(f) of the Myrtles note from February 1, 2018 through January 1, 2019.

During the fixed rate period, the loan provides for a default interest rate equal to the lesser of: (a) 9.79% per annum; or (b) the maximum rate permitted by applicable law. During the extension period, the loan provides for a default rate equal to the lesser of: (a) 4.0% above the adjustable interest rate; or (b) the maximum rate permitted by applicable law. If any monthly payment is not received in full by the lender (1) during the fixed rate period, within ten days after the payment or other amount is due, or (2) during the extension period, within five days after the payment or other amount is due, the borrower shall pay a late charge equal to 5.0% of such payment or other amount due. The loan is subject to a prepayment premium in the event any prepayment is made before January 1, 2018. In the event of prepayment, the prepayment premium to be paid shall be the greater of: (a) 1.0% of the amount of principal being prepaid; or (b) an amount calculated pursuant to the formula defined in section 10(e)(B) of the Heights note.

As disclosed above, on December 21, 2007, we executed a First Amendment to and Waiver of Loan Agreement with Wachovia, and our operating partnership entered into a First Amended and Restated Pledge Agreement with Wachovia to pledge its interest in the Heights subsidiary in connection with the $3,025,000 in borrowings under the Wachovia loan.

Additionally, as disclosed above, on December 21, 2007, we, through our operating partnership, entered into an unsecured loan with NNN Realty Advisors for $10,000,000, as evidenced by an unsecured note, of which $3,208,000 was applied towards the acquisition of the Heights property.

Description of the Property

The Heights property is a 148-unit high-rise apartment property which consists of two eight-story residential buildings on 3.77 acres in Portsmouth, Virginia. The property was completed in 1972 and underwent renovations between 2003 and 2006. The property contains approximately 118,000 rentable square feet and the average unit size is 799 square feet. The property contains 56 one-bedroom, one-bathroom units; 74 two-bedroom, one-bathroom units; and 18 three-bedroom, two-bathroom units. As of November 2007, the property had an average market rent of $1,171 per unit. The leased space is residential with leases generally ranging from an initial term of six to 12 months. As of November 2007, the Heights property was approximately 93.2% leased. Although there are no immediate plans to increase rents at the property, we will opportunistically increase rents in the future.

The buildings are supported by reinforced concrete columns with exteriors consisting of brick and stucco. Both buildings have flat, rubber membrane roofs, which were replaced in 2000. The property has 241 parking spaces, or a parking ratio of 1.6 spaces per unit. Additional property amenities include controlled access, a swimming pool with fountains, a clubroom, business center and fitness center. Both buildings have laundry facilities and all apartment units have either an exterior balcony or a patio.

Between 2003 and 2006, the Heights property underwent significant renovations. Renovations included the replacement of all windows in the buildings, the installation of new boilers and a HVAC system, new exterior lighting, elevator renovations, repaved parking lots, new sidewalks, a new pool with new landscaping, a new leasing office, fitness center and business center. Cable and Internet are all paid by residents. The property pays for water/sewer, electricity and gas.

A description of the Portsmouth, Virginia market is disclosed above in “Acquisition of The Myrtles at Olde Towne.”

The Heights property generally competes with five other similar residential properties: Harbor Towers, Hague Towers, Lafayette Towers, Pembroke Towers and Royal Mace. All of these properties have similar amenities to those found at the Heights property. In order to compete with these properties, management will continue to maintain the Heights property to the highest physical standards, actively market the property and focus on maintaining high levels of customer service. We anticipate that this strategy, along with the strong demand for housing, should keep the Heights property competitive in the market.

Residential Management serves as manager of the Heights property. We pay Residential Management up to 4.0% of the monthly gross cash receipts generated by the Heights property.

We currently plan to continue renovations and improvements of the Heights property. We intend to upgrade the kitchens and bathrooms, including renovations of the countertops, cabinetry and light fixtures, in order to maximize rents. We also intend to build a free-standing leasing office with a fitness center and business center, which will free up six ground-floor units which are currently amenity areas for occupancy by residents.

In the opinion of management, the property is adequately covered by insurance. We obtained a Phase I environmental survey and are generally satisfied with the environmental status of the property. We also obtained a Property Condition Report and are generally satisfied with its conclusions.

For federal income tax purposes, the depreciable basis in the Heights property will be approximately $16.1 million. We calculate depreciation for income tax purposes using the straight line method. We depreciate buildings and land improvements based upon estimated useful lives of 27.5 and 15 years, respectively. Real estate taxes on the property for 2006 were approximately $99,000, at a rate of 1.36%.